Mail Stop 6010


	December 13, 2005


Daniel G. Hall, Esq.
General Counsel
Novoste Corporation
4350 International Boulevard
Norcross, Georgia 30093

Re:	Novoste Corporation
	Schedule 14A - Preliminary Proxy Statement
	Filed November 15, 2005
	File No. 000-20727

Dear Mr. Hall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Revise your proxy statement to include unaudited financial statements of the business that you are selling to Best Vascular for the periods required by Item 14 of Schedule 14A. See Question 6 under Subsection H (Financial Statements) of Section I (Regulation M-
A) of the Third Supplement (July 2001) to the Manual of Publicly Available Telephone Interpretations.

2. Please provide the disclosures required by Item 5 of Schedule
14A.

3. We note that Mr. Lichtenstein and Steel Partners filed a preliminary proxy statement on November 28, 2005 to contest your liquidation proposal. Please revise your document to adequately and accurately address the existence of the contest. Refer to Rule 14a-
9.

4. Please revise the document throughout to indicate the color of your proxy card. Tell us whether you intend to use telephone or internet voting, and if so, please revise appropriate sections of the document and the form of proxy to describe the Internet and telephone voting procedures. In addition, please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Q: Why has the board of directors authorized, and asked shareholders to approve, amendments to reduce the minimum size of the board of directors?, page 6

5. If currently known, please indicate which of your current directors will resign and which will continue to serve if the proposal regarding the minimum size of your board of directors is approved and effected. If that information is not known, please indicate what policies or procedures you will follow in adjusting the size of your board of directors.

6. To the extent known, please quantify the cost-efficiencies you expect to achieve by reducing the size of your board. If you are unable to quantify the cost-efficiencies, please indicate the source of the anticipated cost-efficiencies.

If we liquidate and dissolve..., page 18

7. To the extent possible, please revise your disclosure to specify with greater clarity the period of time required under the Florida Business Corporation Act that you will be liable for known and unknown claims.

We hold an unsecured promissory note of ONI Medical Systems, Inc.
that may not be repaid in full or at all, page 20

8. In an appropriate location in your proxy statement, please disclose the basis for your belief that the $3 million promissory note is collectable in full

Approval of Asset Sale Transaction..., page 25

General, page 25

9. We note your disclosure that it was a condition to the sale agreement that you entered into with Best Vascular on August 25, 2005 that you complete your proposed merger with ONI Medical Systems, Inc.
because of certain requirements under Florida law. Please revise your disclosure to briefly clarify why Florida law had the effect of requiring the proposed merger with ONI in order to consummate the transactions contemplated by the original agreement with Best Vascular and to briefly explain why your current transaction is not required to meet those requirements. Briefly discuss the material differences between and the transactions contemplated by the agreement entered into on August 25, 2005 and the amended and restated agreement currently being proposed to your shareholders.

Recommendation of our Board of Directors and Reasons for the Asset Sale Transaction, page 31

10. Please summarize the analyses conducted by the board in determining the value of the assets to be sold and the value of the consideration to be received. Show how these analyses support the board`s recommendation in the asset sale transaction.
11. You indicate that your board consulted with your financial advisor in reaching its decision to approve the asset sale transaction pursuant to the amended and restated asset sale transaction. Identify the financial advisor. Did this financial advisor provide a report, opinion or appraisal relating to the asset sale, be it in written form or via an audio-visual or similar presentation? In the proxy statement, provide appropriate disclosure of any such presentation, consistent with Item 14(b)(6) of Schedule
14A.

12. We note your disclosure that your board identified and considered a number of potentially negative factors in its deliberations concerning the asset purchase agreement and the proposed asset sale transaction, and further that the discussion of the factors found on page 32 comprises the "material factors considered." We also note disclosure in Note 11 to your financial statements regarding your NOL carryforwards and that the utilization of such NOL carryforwards could be restricted in future periods as a result of any future changes in ownership. Please disclose whether the board considered the effect of the asset sale on your use of the NOL carryforwards that you describe in Note 11. Further, given that the company appears able to utilize NOL carryforwards up to $1.8 million annually, please disclose why the board did not consider this to be a material factor worthy of its consideration.

Consideration , page 33

13. We note your disclosure in the fourth paragraph of this section that the aggregate amount of the net economic benefit to you from the proposed transaction will be approximately $1.5 to $3.0 million. Please enhance your disclosure so that it is clear to your investors how you determined this range and the assumptions upon which the range is based. Discuss the events that will determine the actual economic benefits to be received by you from the proposed transaction.

Proposal 3, page 41

14. Please balance your disclosure with a discussion of the negative factors considered by the board.

Approval of Amendments to Amended and Restated Articles of
Incorporation..., page 57

15. Please discuss any disadvantages to your shareholders that may result from the reduction in the number of members of your board of directors.

Proxy Card

16. The proxy should indicate if the matters to be acted on are conditioned upon the approval of other matters. Please refer to Rule
14a-4(a)(3).

17. Please revise your disclosure on the proxy card and in an appropriate section of the document to clarify that you may only use discretionary authority to vote on matters not known a reasonable time before the special meeting. Refer to Rule 14a-4(c)(3).

18. Tell us whether the company may use discretionary authority to vote all proxies voted in favor of the sale transaction and/or plan of distribution in favor of adjourning the meeting to solicit additional proxies. Please note that the ability to adjourn a meeting to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4. To the extent that you wish to vote the proxies in this way, you must provide another voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes.

* * *

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to Tim Buchmiller at (202) 551-
3635
or to me at (202) 551-3444.

	Sincerely,



	Perry Hindin
	Special Counsel

cc:  	Joseph G. Connolly, Jr., Esq.

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Daniel G. Hall, Esq.
Novoste Corporation
December 13, 2005
Page 1